Exhibit 99.1

MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND CONTINUES TO DENY ATTEMPT BY LARGEST
SHAREHOLDER TO COMMUNICATE WITH OTHER SHAREHOLDERS OF THE FUND

Western Investment Announces Intent to Nominate Highly Qualified Individuals to MZF’s Board of Trustees at Upcoming 2009 Annual Meeting

NEW YORK, NY – July 7, 2009 –MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (NYSE:MZF) has again denied Western Investment LLC’s legitimate request for a list of the Fund’s shareholders.  Western Investment, the largest shareholder of the Fund, requested the shareholder list as is its lawful right as a shareholder of the Fund.  Western Investment initially submitted its request for a list of shareholders on May 29, 2009.  This request was denied by the Fund for improper reasons.  Western Investment submitted a second request on June 19, 2009, which was again improperly denied by the Fund. Western Investment has responded to the Fund’s second denial in an attempt to move forward and avoid wasteful and costly litigation.

Western Investment also submitted a shareholder proposal pursuant to Rule 14a-8 of the proxy rules.  Western Investment’s shareholder proposal requests that the Fund’s Board of Trustees take the necessary steps to declassify the Board.  Western Investment believes it is important, given the current economic climate and the Fund’s consistently lagging performance, that shareholders have the opportunity to evaluate Trustees annually, rather than every three years as is currently the case.  The Fund has denied this request and is seeking no-action relief from the SEC to prevent shareholders from voting on this proposal.

Art Lipson, managing member of Western Investment, in response to the Fund’s efforts to block Western Investment from communicating with shareholders, stated, “Western Investment has submitted and resubmitted its proper request for a list of shareholders three times. It has been over five weeks since we submitted our request and we still have yet to receive a list of shareholders the Fund was statutorily required to provide to us within five business days.  Between the Board’s resistance to permitting shareholders to vote on a fundamental component of corporate governance and their resistance to complying with a basic legal right, we believe that this Board is more interested in entrenchment than in ensuring the best interests of shareholders are looked after.”

Mr. Lipson continued, “We cannot help but wonder if the Board’s resistance to Western Investment’s simple requests is related to the Fund’s persistent and longstanding lagging performance.  In fact, the Fund’s performance has trailed the Vanguard Long-term Tax Exempt Index over the past 1-year, 3-year and 5-year periods.  We believe this abysmal performance must be addressed.”

Mr. Lipson concluded, “That is why we intend to nominate two highly qualified individuals for election to the Board at the Fund’s upcoming annual meeting.  We believe this Board will benefit significantly from true shareholder representation.  It is our hope that with shareholder representation and a renewed focus, this Board will stop working hard to frustrate shareholders and begin working hard to address the significant issues facing the fund including its historical discount to net asset value, excessive leverage and underperformance.”

CONTACT:   Innisfree M&A Incorporated
Mike Brinn, 212-750-8253

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Western Investment LLC (“Western Investment”), together with the other Participants (as defined below), intends to make a preliminary filing with the Securities and Exchange Commission (“SEC”) of a proxy statement and accompanying proxy card to be used to solicit proxies for the election of its slate of trustee nominees at the 2009 annual meeting of shareholders of MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (the “Fund”).

WESTERN INVESTMENT STRONGLY ADVISES ALL SHAREHOLDERS OF THE FUND TO READ THE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  SUCH PROXY STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The Participants in this proxy solicitation are Western Investment, Arthur D. Lipson (“Mr. Lipson”), Western Investment Hedged Partners L.P. (“WIHP”), Western Investment Activism Partners LLC (“WIAP”), Western Investment Total Return Partners L.P. (“WITRP”), Western Investment Total Return Fund Ltd. (“WITRL” and together with Western Investment, Mr. Lipson, WIHP, WIAP and WITRP, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C. (“BPIP”), Benchmark Plus Partners, L.L.C. (“BPP”), Benchmark Plus Management, L.L.C. (“BPM”), Scott Franzblau (“Mr. Franzblau”) and Robert Ferguson (“Mr. Ferguson” and together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”) (collectively, the “Participants”).

As of the date of this filing, WIHP, WIAP, WITRP and WITRL beneficially owned 236,861, 13,531, 236,596 and 236,623 shares of Common Stock, respectively.  As the managing member of WIAP, investment manager of WITRL and the general partner of each of WIHP and WITRP, Western Investment may be deemed to beneficially own the 723,611 shares of Common Stock owned in the aggregate by WIHP, WIAP, WITRP and WITRL, in addition to the 1,011 shares of Common Stock it holds directly.  As the managing member of Western Investment, Mr. Lipson may be deemed to beneficially own the 724,622 shares of Common Stock beneficially owned by Western Investment.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Entities may be deemed to beneficially own the 147,547 shares of Common Stock owned by the other Participants.  The Western Entities disclaim beneficial ownership of such shares of Common Stock.

As of the date of this filing, BPIP and BPP beneficially owned 108,374 and 39,173 shares of Common Stock, respectively.  As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 147,547 shares of Common Stock owned in the aggregate by BPIP and BPP.  As managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 147,547 shares of Common Stock beneficially owned by BPM.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Benchmark Entities may be deemed to beneficially own the 724,622 shares of Common Stock owned by the other Participants.  The Benchmark Entities disclaim beneficial ownership of such shares of Common Stock.